Exhibit 99.1

CMGE Reports First Quarter 2014 Unaudited Financial Results

HONG KONG, May 16, 2014 — China Mobile Games and Entertainment Group Limited (“CMGE” or the “Company”) (Nasdaq: CMGE), a leading mobile game company in China, today reported its unaudited financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Financial Highlights

•	Revenues were RMB214.7 million (US$34.5 million1), compared with RMB36.5 million in the first quarter of 2013 and RMB146.4 million in the fourth quarter of 2013. Revenues were 488.2% higher year-over-year and 46.7% higher quarter-over-quarter.

•	Operating income was RMB37.6 million (US$6.0 million), compared with operating loss of RMB18.2 million in the first quarter of 2013 and operating income of RMB6.4 million in the fourth quarter of 2013. Operating income was RMB55.8 million higher year-over-year and 487.5% higher quarter-over-quarter.

•	Pre-tax income was RMB40.6 million (US$6.5 million), compared with pre-tax loss of RMB20.5 million in the first quarter of 2013 and pre-tax income of RMB34.2 million in the fourth quarter of 2013. Pre-tax income was RMB61.1 million higher year-over-year and18.7% higher quarter-over-quarter.

•	Net income was RMB34.7 million (US$5.6 million), compared with net loss of RMB21.6 million in the first quarter of 2013 and net income of RMB35.3 million in the fourth quarter of 2013. Net income was RMB56.3 million higher year-over-year and 1.7% lower quarter-over-quarter. Net income was lower sequentially because net income for the prior quarter at RMB35.3 million included other non-operating income of RMB27.8 million while other non-operating income for the current quarter was RMB3.0 million, and also the tax benefit was RMB1.1 million for the prior quarter, while tax expense of RMB6.0 million was incurred for the current quarter.

•	Non-GAAP[2] net income, excluding (1) share-based compensation expenses and (2) intangible assets impairment loss, was RMB38.3 million (US$6.2 million), compared with non-GAAP net loss of RMB13.2 million in the first quarter of 2013 and non-GAAP net income of RMB35.6 million in the fourth quarter of 2013. Non-GAAP net income was RMB51.5 million higher year-over-year and 7.6% higher quarter-over-quarter.

•	Basic and diluted earnings per American depositary share[3] (“ADS”) were RMB1.26 (US$0.20) and RMB1.16 (US$0.19), respectively, compared with basic and diluted loss per ADS of RMB1.01 in the first quarter of 2013. Basic and diluted earnings per ADS were RMB1.28 and RMB1.18, respectively, in the fourth quarter of 2013.

First Quarter Select Operating Data

•	Total paying user accounts[4] for social games were 3.6 million, compared with 308,039 in the first quarter of 2013 and 3.2 million in the fourth quarter of 2013. Average revenue per paying user account (“ARPU”) for social games was RMB39.8, compared with RMB23.8 in the first quarter of 2013 and RMB36.6 in the fourth quarter of 2013.

•	Total paying user accounts[5] for single-player games (excluding single-player game bundles) were 3.5 million, compared with 4.3 million in the first quarter of 2013 and 2.8 million in the fourth quarter of 2013. ARPU for single-player games (excluding single-player game bundles) was RMB13.6, compared with RMB3.4 in the first quarter of 2013 and RMB7.4 in the fourth quarter of 2013.

•	Total subscriptions[6] for single-player game bundles were 1.1 million in the first quarter of 2014, compared with 1.5 million in the first quarter of 2013 and 1.1 million in the fourth quarter of 2013. Average revenue per subscription for single-player game bundles was RMB3.6, compared with RMB4.7 in the first quarter of 2013 and RMB4.9 in the fourth quarter of 2013.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2164 to US$1.00, the effective noon buying rate as of March 31, 2014 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.
[2]	Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled “About Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.
[3]	One ADS represents 14 Class A ordinary shares of the Company’s stock.
[4]	Total paying users for social games represent the number of users (as measured by user accounts) that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same user accounts.
[5]	Total paying users for single-player games represents (i) the number of user accounts that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same user, and (ii) the total number of games purchased through application stores.
[6]	Total subscriptions represent the total number of monthly subscriptions to our game bundles offered through mobile network operators. A user who pays two subscription fees during one month to subscribe to different game bundles would be counted as two subscriptions.

Ken Xiao, chief executive officer of CMGE, said “I am delighted to see our strong financial performance in the first quarter of 2014. I am also pleased with a number of recent structural developments and achievements with respect to self-developed games, game publishing, intellectual property, user acquisitions, game engine improvement and user community development. We believe that these developments and achievements will position our company for long-term growth and continued financial success.

“Self-developed games: During 2014, we plan to launch more than 20 self-developed mobile games, with the majority to be developed based on intellectual property that CMGE has already acquired. The first quarter of 2014 has been an intensive period of research and development for the company. CMGE currently has 17 game development workshops, located in Shenzhen, Guangzhou and Beijing, around 500 research and development employees. Our self-developed games currently include card role-playing games, turn-based role-playing games, action role-playing games, 3D massively multiplayer online action role playing games and casual games. On March 19, 2014, CMGE launched a flight shooting game that we developed internally called Er Zhan Xiong Ying . CMCC Internet Base considers Er Zhan Xiong Ying to be a top-notch product. This game is the first shooting game launched through “Mobile Market First Launch Association” which is comprised of 20 large and popular internet platforms in China. In addition, our first multiplayer action role-playing game, Shang Gu Dou Hun conducted its closed beta testing in April 2014. We believe that this game will become a great action role-playing game. The open beta testing on this game is scheduled to take place in June 2014. Our massively multiplayer online action role playing game, War Valley 2 , its predecessor, War Valley, was ranked as the number one mobile game on T-Store, which is a popular app store in Korea, in terms of downloads, for a period of time in December 2013. In addition to these games, we also plan to launch a number of additional self-developed games in the second quarter of 2014. Our existing self-developed games also continue to generate solid revenue growth. For instance, revenue from Joyful Da Ying Jia substantially increased from the fourth quarter of 2013 to the first quarter of 2014. We believe 2014 will be a strong year for the growth of our self-developed games. We aim to become one of the top five mobile game developers in China.”

“Publishing business: In the first quarter of 2014, we licensed many third party games for publishing, with a focus on card, action role playing games and casual games. We have also completed the closed beta testing of Feng Shen Ying Xiong Bang , Bu Bu Jing Qing , Tian Tian Xuan Wu , Chuang Shi Zhi Zhan , Chao Ji Ying Xiong , Re Xue Zhan Ji and the first launch of Ji Liu Kuai Ting 2 . The next day retention ratios during the closed beta testing for many of these games were over 50%, and we plan to conduct open beta testing and public beta testing in the second quarter of 2014. In 2014, CMGE aims to publish 50 third party mobile games. Our publishing business has benefited not only by our wide marketing and distribution ability but also by our management’s significant experience in mobile games as well as the company’s vast analytical tools and database. These factors have allowed us to enjoy excellent success rates in selecting which third party games to publish.

Since the end of 2013, we have substantially boosted our capabilities in localizing foreign games and adapting them to local preferences, as well as marketing its games outside China. These capabilities are supported by CMGE’s strong experience in marketing and distribution. During the first quarter of 2014, CMGE successfully sourced Minion Rush, Eternity Warriors 3 and Barcode Footballer. Minion Rush, developed by Gameloft S.A., is a game derived from the movie “Despicable Me” and Eternity Warriors 3 is an action role-playing game developed by Glu Mobile, Inc. CMGE has obtained publishing rights to distribute these games on all Android platforms in China, other than Qihoo 360. Barcode Footballer is a Japanese game that we have acquired and that we plan to localize and market in China. Barcode Footballer consistently ranks among the top 20 mobile games in Japan, and has ranked number one in Hong Kong for more than two months and also ranks highly in Taiwan.

In addition to localizing foreign games, CMGE has begun in marketing its own games outside of China. CMGE has localization and publishing teams located in Taiwan, Korea and Thailand and plans to set up a United States office in the near future. Our successful overseas publishing products include Wu Shuang San Guo and Monster Island . In January 2014, our exclusively licensed game San Guo Zhi Wei Li Jia Qiang Ban was launched in Taiwan under the name, Wu Shuang San Guo . This game was downloaded more than 1 million times within five days of being launched in Taiwan, and on a single day, it had gross billings exceeding RMB500 thousand (US$80.4 thousand). The game was also one of the top free-download games in Taiwan’s Apple App Store and one of the top downloaded games in Google Play Taiwan. Monster Island was ranked as one of the top five free-download games in Taiwan’s Apple App Store for a period of time. CMGE’s popular licensed games currently include San Guo Zhi Wei Li Jia Qiang Ban , Monster Island and Wu Xia Q Zhuan . These games have also performed well domestically in China during the first quarter of 2014, demonstrating CMGE’s strong publishing capabilities.”

“Intellectual property: Beginning in the second half of 2013, CMGE started to strategically accumulate intellectual property in the areas of animation, television, movies, online fiction and well-known PC/mobile games and to enter into collaborations with providers of intellectual property in those areas. During the first quarter of 2014, CMGE obtained the right to produce card games based on the popular television program Feng Shen Ying Xiong Bang . This game began open beta testing in April 2014. During April 2014, CMGE also cooperated with top television program studios and obtained rights to produce mobile games based on Bu Bu Jing Xin , Bu Bu Jing Qing and would obtain the right to produce mobile games based on another well-known Chinese television drama in the second half of 2014. The television drama, Bu Bu Jing Xin (launched in 2011), and its sequel Bu Bu Jing Qing (launched in April 2014), have generated top television and internet ratings. In the area of animation, CMGE has obtained the right to develop mobile games based on Old Master Q . This is a very popular comic book series in Chinese speaking areas, and is one of the best-selling comic book series in Hong Kong. Products based on Old Master Q include movies and animation. In the second quarter of 2014, CMGE plans to announce a number of additional significant intellectual property-related cooperations and acquisitions. We believe that these will support the development of our self-developed games and publishing business and help generate long-term profit growth.”

“User acquisition: Pre-installation has historically been one of CMGE’s strong strengths. In addition, distribution of games through free Wifi networks has produced initial positive results. We expect our game center application to be pre-installed on over 80 million handsets in 2014. Starting from the second half of 2013, CMGE has made significant efforts in providing services to a number of free Wifi service providers such as offering tailor-made mobile game center operating services as well as our “51 PK” real time combat platform.

CMGE has entered into a strategic cooperation with Bus Online Holdings Company Limited (“Bus Online”), which plans to invest about RMB1 billion (US$161 million) in building a “MyWifi” platform on public transportation. During 2014, Bus-Online expects to cover 33 cities with 150 thousand public buses CMGE will be the core mobile game provider and operator and will launch the “51PK” real time combat platform as a feature of this Wifi platform.

In addition, CMGE has also entered into an exclusive agreement with Shenzhen Ju Yang Information Media Co. Ltd. to provide a game operating platform for their “Egogo WiFi” service. This company is a new media company specializing in online advertisement.

Furthermore, CMGE has begun cooperating with Shenzhen Pay1pay Technology Co., Ltd. (“Pay1pay”) to become the exclusive game platform operator for “Bei Bang WiFi” . Pay1pay operates a platform called “Bei Bang” as well as a number of physical shops that facilitate payments for various daily activities, including mobile bill payment, plane ticket purchases and game point purchases. Pay1pay’s physical shops include convenient stores, supermarkets and mobile retail shops which generate significant user traffic. Currently, this company takes advantage of its shop network coverage to set up a free Wifi platform.

CMGE also has a strategic working relationship with Beijing Zhong Jiao Xun Tong and Beijing Zhong Jiao Hui Neng , two free Wifi providers in China potentially covering extensive number of public transport customer service centers and long-range buses. CMGE is the core game and game platform provider for these two organizations and also provides access to its “51PK” platform.

As a result of these relationships with free Wifi providers, we believe that CMGE will be able to promote and distribute games to potentially hundreds of millions of Wifi users every year.”

“Game Engine: CMGE’s strong game engine enhances our competitiveness for both self-developed and licensed games. CMGE has established a strategic partnership with Beijing Super Flash Software Co. Ltd. (“Beijing Super Flash”). This company’s “Mobimirage” game engine provides advanced 2D and 3D game development technologies. The Mobimirage game engine provides a complete 3D mobile game development kit and also provides one of the most advanced tools for converting web-games into mobile games. Games developed using Mobimirage can run smoothly on smartphones with a 1G/512M CPU and can be directly operated across platforms such as iPhones, Android phones and Window phones. Through the Mobimirage game engine, Beijing SuperFlash has already successfully produced and launched Nu Zhan Xuan Yuan , Mao Xian Wang and Re Xue Zhan Ji . The web-based version of Re Xue Zhan Ji was licensed exclusively by Baidu and has performed well. Because Mobimirage has strong abilities to convert web-based games into mobile games and has acquired a large pipeline of web games it plans to convert, we believe that our strategic partnership will allow us to add many more outstanding games in our pipeline portfolio, providing additional profit opportunities.”

“User community development: CMGE has invested in Yunva Technology Co. Ltd. , a company focusing on building a one-stop mobile social network. It has two major products, YAYA Yu Yin and WAYA Shi Pin . YAYA Yu Yin provides real time communication and can facilitate communication in social games, supporting both mobile phones and PCs. WAYA Shi Pin focuses on specific interest communities. These two products have cutting edge network communication technology and efficient data consumption. CMGE has been working with YAYA Yu Yin and WAYA Shi Pin and expects to launch games incorporating these products in June of 2014.

“Other recent developments: CMGE has expanded to 1,200 employees and game portfolio of 847 games. According to the “2014 First Quarter Mobile Game Market Analysis Report” published by Sootoo.com, during the first quarter of 2014, CMGE had the largest market share of game publishers, making up 18.9% of the total. At the Global Mobile Internet Conference held in May 2014, CMGE obtained the 2014 Global Mobile Internet Conference “Best Mobile Game Publisher Award.” In addition, our exclusively licensed game, San Guo Zhi Wei Li Jia Qiang Ban, was awarded the “Best Social Game Marketing Award.” Finally, CMGE’s CEO and CFO received the “2013-2014 Greatest Growth Potential of Listed Internet Company, CEO and CFO Award” by iResearch Consulting Group.

Based on our strategic positioning since the second half of 2013 and our implementation efforts during the first quarter of 2014, CMGE has made progress in building its publishing business, increasing its number of self-developed games, enhancing its position in the mobile game value chain, sourcing content, increasing user traffic and intensifying integration and collaboration with strategic business partners. This has made CMGE stronger and more competitive.”

Mr. Ken Chang, CMGE’s Chief Financial Officer, added, “I am pleased to report that we have achieved record quarterly revenue and operating profit during the first quarter of 2014. Overall revenue increased by 46.7% and operating profit increased by 487.5% sequentially. The growth was driven by the continued success of our self-developed games as well as our publishing distribution platform. Our operating data for both social games and single-player games has recorded impressive growth in the first quarter. Paying users for social games and single-player games have increased by 15.3% and 28.1%, respectively, since the last quarter of 2013. ARPU for social games has also increased from RMB36.6 to RMB39.8 and for single-player games from RMB7.4 to RMB13.6. We were also pleased to complete a successful follow-on offering in the first quarter of 2014 which was oversubscribed and raised gross proceeds of US$82.6 million. The proceeds from this offering will help us invest in game development, acquire game licenses and intellectual property and expand overseas.”

“Our operating margin has improved to 17.5%, up from 4.4% in the fourth quarter of 2013. Our operating expenses as a percentage of revenues have decreased to 45.4% from 58.7% in the fourth quarter of 2013. It is worth noting that during the first quarter of 2014, selling expenses as a percentage of revenues have decreased markedly to 26.5%, from 35.5% in the fourth quarter of 2013, due to effective marketing efforts, cost control and an increase in revenue scale. We expanded our top line while continuing to conduct prudent cost control management.”

First Quarter 2014 Results

Revenues

Total net revenues were RMB214.7 million (US$34.5 million), an increase of 488.2% from RMB36.5 million during the same period last year and an increase of 46.7% from RMB146.4 million in the prior quarter. The sequential and year-over-year increases were due to the strong growth of our self-developed social games, namely Joyful Da Yin Jia, and the publishing of both third party single player and social games. The number of paying users for our social games increased by 15.3% and ARPU has increased from RMB36.6 to RMB39.8 sequentially when compared to the prior quarter. The growth is driven by our existing products such as Joyful Da Yin Jia as well as new social game such as Eternity Warriors 3. Meanwhile, our single player games have also recorded strong growth, with the number of paying users increasing by 28.1% and ARPU increasing from RMB7.4 to RMB13.6, mainly due to the success of the single player games that we introduced, including Minion Rush and Er Zhan Xiong Ying.

Cost of Revenues

Cost of revenues was RMB79.7 million (US$12.8 million) during the first quarter of 2014, an increase of 262.3% from RMB22.0 million in the first quarter of 2013 and an increase of 47.6% from RMB54.0 million in the fourth quarter of 2013. The sequential and year-over-year increases were primarily due to the increase in payment made to mobile carrier channels as our self-developed game Joyful Da Yin Jia continues to grow, as well as an increase in our single player game publishing business.

The Company’s overall gross margin was 62.9% during the first quarter of 2014, compared with 40.0% in the first quarter of 2013 and 63.1% in the fourth quarter of 2013. The year-over-year increase was due to an increase in revenues compared to fixed costs, which mainly consist of the amortization of intangible assets. The overall gross margin was comparable to the prior quarter.

Operating Expenses

Operating expenses were RMB97.4 million (US$15.7 million) during the first quarter of 2014, compared with RMB32.8 million in the first quarter of 2013 and RMB86.0 million in the fourth quarter of 2013. Operating expenses as a percentage of revenues decreased sequentially as total operating expenses were relatively stable while revenues increased. Operating expenses as a percentage of revenues decreased year-over-year significantly as revenues increased substantially while operating expenses increased to a lesser scale.

Selling expenses were RMB56.9 million (US$9.2 million) in the current quarter, compared with RMB7.6 million in the first quarter of 2013 and RMB51.9 million for the prior quarter. Selling expenses as a percentage of revenues was 26.5%, a decrease from 35.5% for the prior quarter and 20.8% for the same quarter last year. Selling expenses as a percentage of revenues decreased sequentially because of effective marketing efforts, cost control and an increase in revenue scale. Selling expenses as a percentage of revenues increased year-over-year as the transition from feature phone games to smartphone games required an increased spending on marketing. The Company has now completed the transition from feature phone games to smartphone games.

General and administrative expenses were RMB23.2 million (US$3.7 million) in the current quarter, compared with RMB13.8 million in the first quarter of year 2013 and RMB14.1 million for the prior quarter. General and administrative expenses as a percentage of revenues were 10.8%, compared to 9.6% for the prior quarter and 37.8% for the same quarter last year. General and administrative expenses as a percentage of revenues were comparable to the prior quarter. General and administrative expenses as a percentage of revenues decreased year-over-year as revenues increased substantially while general and administrative expenses were being controlled.

Research and development expenses were RMB17.4 million (US$2.8 million) in the current quarter, compared with RMB8.8 million in the first quarter of year 2013 and RMB19.9 million for the prior quarter. Research and development expenses as a percentage of net revenues were 8.1% in the first quarter of 2014, compared with 24.0% in the first quarter of 2013 and 13.6% in the fourth quarter of 2013. The sequential decrease was due to a year-end bonus incurred in the prior quarter and capitalization of the R&D expense in the current quarter. The year-over-year decrease was because of a substantial increase in revenues.

Share-based compensation expenses totaled RMB3.6 million (US$0.6 million) during the first quarter of 2014, compared with RMB5.8 million in the first quarter of 2013 and expenses of RMB0.3 million in the fourth quarter of 2013. The quarter-over-quarter increase was due to the shared-based compensation granted to our employees in the current quarter. The year-over-year decrease was mainly due to a warrant granted to a consultant during the same quarter last year which was one off expensed in the same quarter last year.

Operating Income (Loss)

As a result of the above factors, the Company’s operating income was RMB37.6 million (US$6.0 million) during the first quarter of 2014, compared with operating loss of RMB18.2 million in the first quarter of 2013, RMB55.8 million higher year-over-year and an increase of 487.5% compared to operating income of RMB6.4 million in the fourth quarter of 2013.

Non-GAAP operating income excluding (1) share-based compensation and (2) intangible assets impairment loss was RMB41.2 million (US$6.6 million) during the first quarter of 2014, compared with non-GAAP operating loss of RMB9.7 million in the first quarter of 2013 and increase of 514.9% compared with non-GAAP operating income of RMB6.7 million in the fourth quarter of 2013.

Contingently Returnable Consideration Assets

There is no gain or loss from contingently returnable consideration assets for the current quarter while the gain was RMB16.8 million (US$2.7 million) for the prior quarter and a loss of RMB2.8 million for the same quarter last year. The gain or loss was primarily due to changes in fair value of the consideration shares to be returned to VODone pursuant to the contingent conditions related to the acquisitions of the 3GUU Group for prior quarter and same quarter last year. The contingent conditions were completed at the end of year 2013, so there is no gain or loss from contingently returnable consideration assets for the current quarter.

Other Income

Other income at RMB2.5 million (US$0.4 million) mainly represented a rebate for our public shares offering activity from our depositary. The other income for the prior quarter at RMB10.1 million mainly represented a gain resulting from a business acquisition for which the purchase consideration was lower than the fair value of the net assets acquired and liabilities assumed. Other income was not significant for the same quarter last year.

Income Tax

The Company had income tax expenses of RMB6.0 million (US$1.0 million) during the first quarter of 2014, compared with an income tax expense of RMB1.1 million in the first quarter of 2013 and an income tax benefit of RMB1.1 million in fourth quarter of 2013. Income tax expenses were incurred in the current quarter compared to income tax benefit for the prior quarter as over-accrued tax expenses were reversed in the prior quarter based on actual results for the year. Income tax expenses increased compared to same quarter last year as income increased.

Net Income (Loss)

Net income during the first quarter of 2014 was RMB34.7 million (US$5.6 million), compared with net loss of RMB21.6 million in the first quarter of 2013 and net income of RMB35.3 million in the fourth quarter of 2013. Net income was RMB56.3 million higher year-over-year and 1.7% lower quarter-over-quarter. Net income was lower sequentially because net income for the prior quarter at RMB35.3 million included other non-operating income of RMB27.8 million while other non-operating income for the current quarter was RMB3.0 million, and also a tax benefit was RMB1.1 million for the prior quarter, while tax expense of RMB6.0 million was incurred in the current quarter.

Non-GAAP net income excluding (1) share-based compensation and (2) intangible assets impairment loss was RMB38.3 million (US$6.2 million) during the first quarter of 2014, compared with non-GAAP net loss of RMB13.2 million in the first quarter of 2013 and non-GAAP net income of RMB35.6 million in the fourth quarter of 2013.

Basic and Diluted Earnings (Loss) per ADS

Basic and diluted earnings per ADS during the first quarter of 2014 were RMB1.26 (US$0.20) and RMB1.16 (US$0.19), respectively, compared with basic and diluted earnings loss per ADS were RMB1.01 in the first quarter of 2013 and basic and diluted earnings per ADS during the fourth quarter of 2013 were RMB1.28 and RMB1.18, respectively. Non-GAAP basic and diluted earnings per ADS excluding (1) share-based compensation and (2) intangible assets impairment loss were RMB1.39 (US$0.22) and RMB1.29 (US$0.21), respectively, during the first quarter of 2014, compared with non-GAAP basic and diluted loss per ADS of RMB0.62 in the first quarter of 2013 and non-GAAP basic and diluted earnings per ADS during the fourth quarter of 2013 were RMB1.30 and RMB1.19, respectively.

Cash and Cash Equivalents

As of March 31, 2014, the Company had cash and cash equivalents of RMB622.6 million (US$100.2 million), short-term investments were RMB51.4 million (US$8.3 million) and restricted cash was RMB15.9 million (US$2.6 million).

Common Shares

CMGE had 441.3 million common shares outstanding as of March 31, 2014, or the equivalent of 31.5 million ADSs outstanding.

Business Outlook

For the second quarter of 2014, the Company expects its total revenues to be between RMB260.0 million and RMB280.0 million. This forecast reflects the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call

CMGE’s management will host a conference call to discuss the results at 8:00 a.m. Eastern Daylight Time on May 16, 2014 (8:00 p.m. Beijing time on the same day).

The dial-in details for the live conference call are:

U.S. Toll Free Dial-In	+1 855-500-8701
Hong Kong Dial-In	+852 3051-2745
China Dial-In	400-120-0654
International Dial-In	+65 6723-9385
Conference ID	45791447

A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. Eastern Daylight Time on May 16, 2014 through 09:59 a.m. Eastern Daylight Time on May 19, 2014. The dial-in details for the replay are:

U.S. Toll Free Dial-In	+1 855-452-5696
International Dial In:	+61 2-9003-4211
Conference ID	45791447

A live webcast of the conference call will be available on the investor relations section of CMGE’s website at: http://ir.cmge.com/.

About CMGE

CMGE is the largest publisher and a leading developer of mobile games in China with integrated capabilities across the mobile game value chain. Its fully integrated capabilities include the development, licensing, publishing, distribution and operation of mobile games, primarily in China. Its social games are mainly developed for Android and iOS-based smartphones. CMGE’s extensive distribution network includes its proprietary Game Center application, handset pre-installations, application stores and web platforms and mobile network operators. The Company’s stock is traded on NASDAQ under the symbol CMGE. For more corporate and product information, please visit CMGE’s website at http://www.cmge.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CMGE may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CMGE’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies as well as our business plans; our future development, results of operations and financial condition; our ability to continue to develop new and attractive products and services; our ability to continue to develop new technologies or upgrade our existing technologies; our ability to attract and retain users and customers and further enhance our brand recognition; the expected growth of and trends in the mobile game industry in China; PRC governmental policies and regulations relating to the mobile game industry in China; competition in the mobile game industry; and general economic and business conditions in China. Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. CMGE does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and CMGE undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement CMGE’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude (1) share-based compensation expenses (2) intangible assets impairment loss. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For investor and media inquiries, please contact:

China Mobile Games and Entertainment Group Limited

Tel: +852 2700 6108

E-mail: ir@cmge.com

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares)

	As of December 31,	As of March 31,
	2013*	2014	2014
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	249,126	622,644	100,162
Restricted cash	15,725	15,861	2,551
Short-term investments	51,772	51,442	8,275
Accounts receivable	140,049	229,578	36,931
Prepayment and other current assets	91,585	123,316	19,837
Amounts due from related parties	6,097	6,097	981
Deferred tax assets	1,100	4,352	700

Total current assets	555,454	1,053,290	169,437

Non-current assets:
Property and equipment, net	13,085	17,194	2,766
Goodwill	564,841	564,841	90,863
Intangible assets, net	86,891	136,461	21,952
Prepayments	23,000	21,600	3,475
Long-term investment	2,000	2,000	322
Deferred tax assets	2,714	3,469	558
Other non-current assets	5,139	27,796	4,471

Total non-current assets	697,670	773,361	124,407

TOTAL ASSETS	1,253,124	1,826,651	293,844

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowing	14,000	—	—
Accounts payable	59,170	106,261	17,094
Accrued expenses and other liabilities	41,174	57,101	9,185
Deferred revenue	12,413	13,133	2,113
Income tax payable	1,851	12,320	1,982

Total current liabilities	128,608	188,815	30,374

Non-current liabilities:
Unrecognized tax benefits	9,970	10,217	1,643
Deferred tax liabilities	7,793	6,955	1,119
Other non-current liabilities	2,000	2,000	322

Total non-current liabilities	19,763	19,172	3,084

Total liabilities	148,371	207,987	33,458

Mezzanine equity
Contingently redeemable ordinary shares (US$0.001 par value, 26,485,961 shares authorized; 26,485,961 and nil shares issued and outstanding as of December 31, 2013 and March 31, 2014, respectively. Aggregate liquidation preference and redemption amount were RMB77,677 and nil as of December 31, 2013 and March 31, 2014, respectively)	77,677	—	—

Shareholders’ equity
Class A ordinary shares (US$0.001 par value, 750,000,000 shares authorized; 178,034,362 and 253,920,065 shares issued and outstanding as of December 31, 2013 and March 31, 2014, respectively)	1,121	1,588	256
Class B ordinary shares (US$0.001 par value, 250,000,000 shares authorized; 180,821,228 and 180,821,228 shares issued and outstanding as of December 31, 2013 and March 31, 2014, respectively)	1,179	1,179	189
Additional paid-in capital	1,003,417	1,560,275	250,993
Retained earnings	19,635	54,256	8,728
Accumulated other comprehensive (income)/loss	122	(268)	(43)

Total China Mobile Games and Entertainment Group Limited’s equity	1,025,474	1,617,030	260,123
Noncontrolling interests	1,602	1,634	263

Total shareholders’ equity	1,027,076	1,618,664	260,386

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	1,253,124	1,826,651	293,844

*	Amounts for the year ended December 31, 2013 were derived from December 31, 2013 audited consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

	For the Three Months Ended
	March 31, 2013	December 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	RMB	USD$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Revenues
Games	29,019	146,717	214,705	34,538
Handset design	7,528	(281)	—	—

Total net revenues	36,547	146,436	214,705	34,538

Cost of revenues
Games	(14,746)	(53,944)	(79,652)	(12,813)
Handset design	(7,205)	(98)	—	—

Total cost of revenues	(21,951)	(54,042)	(79,652)	(12,813)

Gross profit	14,596	92,394	135,053	21,725

Operating expenses:
Selling expenses	(7,563)	(51,913)	(56,865)	(9,148)
General and administrative expenses	(13,818)	(14,144)	(23,160)	(3,726)
Research and development expenses	(8,775)	(19,912)	(17,423)	(2,803)
Impairment of intangible assets	(2,613)	—	—	—

Operating income (loss)	(18,173)	6,425	37,605	6,048
Interest income	405	915	498	80
Other income	113	10,089	2,542	409
Change in fair value of contingently returnable consideration assets	(2,804)	16,784	—	—

Income (loss) before income taxes and noncontrolling interests	(20,459)	34,213	40,645	6,537

Income tax (expense) benefit	(1,133)	1,083	(5,991)	(964)

Net income (loss)	(21,592)	35,296	34,654	5,573

Accretion of contingently redeemable ordinary shares	(353)	(920)	—	—

Net income (loss) attributable to shareholders	(21,945)	34,376	34,654	5,573

Net income (loss) attributable to noncontrolling interests	(67)	146	33	5
Net income (loss) attributable to China Mobile Games and Entertainment Group Limited ’s ordinary shareholders	(21,878)	34,230	34,621	5,568

Other comprehensive loss:
Foreign currency translation adjustment	(112)	(1,397)	(390)	(63)

Other comprehensive loss	(112)	(1,397)	(390)	(63)

Comprehensive income (loss)	(22,057)	32,979	34,264	5,510

Comprehensive income/(loss) attributable to noncontrolling interests	(67)	503	26	4
Comprehensive income (loss) attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	(21,990)	32,476	34,238	5,506

Earnings (loss) per share for Class A and Class B ordinary shares:
Basic	(0.07)	0.09	0.09	0.01
Diluted	(0.07)	0.08	0.08	0.01
Weighted average number of Class A and Class B ordinary shares outstanding in computing:
Basic	303,194,300	346,835,344	384,649,261	384,649,261
Diluted	303,194,300	375,923,910	416,582,277	416,582,277

Earnings (loss) per ADS:
Basic	(1.01)	1.28	1.26	0.20
Diluted	(1.01)	1.18	1.16	0.19

Weighted average number of ADS:
Basic	21,656,736	24,781,096	27,474,947	27,474,947
Diluted	21,656,736	26,851,708	29,755,877	29,755,877

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”))

	For the three months ended
	March 31, 2013	December 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided (used in) by operating activities	3,473	(53,497)	(23,558)	(3,791)

Net cash used in investing activities	(6,743)	(29,617)	(64,494)	(10,374)

Net cash provided by financing activities	40	108,011	461,573	74,251
Exchange rate effect on cash and cash equivalents	(112)	(2,046)	(3)	—

Net increase (decrease) in cash and cash equivalents	(3,342)	22,851	373,518	60,086
Cash and cash equivalents, beginning of the period	128,736	226,275	249,126	40,076

Cash and cash equivalents, end of the period	125,394	249,126	622,644	100,162

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO COMPARABLE GAAP MEASURES

(Amounts in thousands of Renminbi (“RMB”) except per ADS data)

	For the three months ended March 31, 2013			For the three months ended December 31, 2013			For the three months ended March 31, 2014
	GAAP	Adjustment (a)	Non-GAAP	GAAP	Adjustment (a)	Non-GAAP	GAAP	Adjustment (a)	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses	32,769	(8,441)	24,328	85,969	(306)	85,663	97,448	(3,631)	93,817
Income (loss) from operations	(18,173)	8,441	(9,732)	6,425	306	6,731	37,605	3,631	41,236
Operating margin	-49.7%		-26.6%	4.4%		4.6%	17.5%		19.2%
Net income (loss)	(21,592)	8,441	(13,151)	35,296	306	35,602	34,654	3,631	38,285
Net margin	-59.1%		-36.0%	24.1%		24.3%	16.1%		17.8%
Net income attributable to CMGE	(21,878)	8,441	(13,437)	34,230	306	34,536	34,238	3,631	37,869
Net margin attributable to CMGE	-59.9%		-36.8%	23.4%		23.6%	15.9%		17.6%
Basic earnings per ADS (b)	-1.01		-0.62	1.28		1.30	1.26		1.39
Diluted earnings per ADS(b)	-1.01		-0.62	1.18		1.19	1.16		1.29

Non-GAAP adjustments

(a)	Adjustment to exclude the share-based compensation expense and intangible assets impairment loss of each period.
(b)	1 ADS = 14 Ordinary Shares.